EXHIBIT 21.1

CarMax, Inc.
Subsidiaries of the Company

Subsidiary	Jurisdiction of Incorporation or Organization

CarMax Auto Superstores, Inc.	Virginia
CarMax Business Services, LLC	Delaware
CarMax Enterprise Services, LLC	Virginia
Glen Allen Insurance, Ltd.	Bermuda